SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.           MediWound Ltd. (the “Registrant”) Notice of Extraordinary General Meeting of Shareholders dated May 5, 2014, and Proxy Statement, dated May 13, 2014, being mailed to the shareholders of the Registrant in connection with the annual general meeting of the Registrant’s shareholders, which is scheduled to be held on June 12, 2014 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.           Proxy Card being mailed to holders of the ordinary shares of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: May 13, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit                    Description

99.1
Notice of Extraordinary General Meeting, dated May 5, 2014, and Proxy Statement, dated May 13, 2014, in connection with the Annual General Meeting of Shareholders of the Registrant scheduled to be held on June 12, 2014.

99.2	Proxy Card mailed to holders of the ordinary shares of the Registrant for use in connection with the Registrant’s Extraordinary General Meeting of Shareholders scheduled to be held on June 12, 2014.